Exhibit 99.1

2017 POSCO

Corporate Governance Report

POSCO provides this report for investors to better understand the company’s corporate governance system in accordance with Article 8-7-2 of Disclosure Regulations of the Stock Market. Information contained in the report is based as of March 31, 2017. A separate remark was made on any modifications as of the submission date. Activities related with corporate governance described in the report are the results during the period from January 1, 2016 to the submission date, unless stated otherwise.

<Contents>

I. Corporate Governance

1. Corporate Governance Principles and Policy

POSCO is making utmost efforts to firmly establish corporate governance that is a basis of transparent and rational business management thereby raising shareholders’ value and protecting their rights. To realize this, POSCO constituted ‘Corporate Governance Charter’ stating on the vision and principles of company’s corporate governance. Based on this, the company has set and advanced the management system run by a professional CEO with independent Board of Directors. Basic principles of corporate governance are reflected in the internal rules including the Articles of Incorporation and the Operational Regulations of the BOD and are disclosed on the company website(http://www.posco.com). Information on the Board’s activities is publicly released on the annual report and quarterly/semi-annual reports filed to DART(http://dart.fss.or.kr) on a regular basis.

Among Korean large companies, POSCO was the first to adopt the outside director system in 1997. Since it continuously improved corporate governance systems to strengthen independence of the Board. POSCO BOD consists of directors who have profound knowledge and expertise in a variety of fields including industry, finance, academics, law, accounting and public sector to support the management’s most reasonable decision-making while not pursuing any specific stakeholder’s interest. The number of outside director on the Board is maintained at higher than 50% for check and balance. As of 2017, the ratio stands at 58%. Moreover, the Board Chairman and the Chairs of Special Committees except for Executive Management Committee are appointed among outside directors. All these measures are to guarantee a balanced corporate governance system between the management and the Board.

2. Governance Structure

3. Characteristics of Governance Structure

POSCO Board of Directors is the highest standing decision-making body that holds the power to appoint the representative directors and is operated led by outside directors. Outside directors are recommended by the Director Candidate Recommendation Committee or shareholders’ proposal and appointed by the resolution of the General Meeting of Shareholders. POSCO’s Board has 12 directors, among which 7 are outside directors satisfying the majority requirement of the Commercial Act. Since 2006, the Chairman post of the Board is separated from the representative director & CEO and appointed among outside directors through the BOD resolution.

Under the Board of Directors, there are 6 committees including Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance and Operation Committee, Audit Committee, Inside Trade Committee and Executive Management Committee. The organization and functions of the BOD and special committees are described in Section III. Board of Directors.

<Governance Summary>

Name	Members (No. of Outside Directors/Total No. of Members)	Chair	Main Responsibilities
BOD	7/12	Byong-Won Bahk (Outside Director)	Issues of AGM, Management, Investment and Finance, etc.

Director Candidate Recommendation Committee	3/4	Myoung-Woo Lee (Outside Director)	Recommendation for, and evaluation on qualification of, candidates for outside director, etc.

Evaluation and Compensation Committee	4/4	Chae-Chol Shin (Outside Director)	Establishing executives evaluation and compensation plan, etc.

Finance and Operation Committee	3/5	Myoung-Woo Lee (Outside Director)	Issues of external investment and borrowings, etc.

Audit Committee	3/3	Joo-Hyun Kim (Outside Director)	Internal Audit, etc.

Inside Trade Committee	3/3	Joo-Hyun Kim (Outside Director)	Issues of internal transactions, etc.

Executive Management Committee	0/5	Oh-Joon Kwon (Inside Director)	Issues of internal investment, etc.

II. Shareholders

1. Shareholders’ Rights

(1) Annual General Meeting of Shareholders

POSCO discloses the date and venue of Annual General Meeting of Shareholders(AGM) on DART(http://dart.fss.or.kr) immediately after the resolution of BOD 6 weeks before the meeting. Meeting agenda is announced on DART(http://dart.fss.or.kr) and the company website after the BOD resolution normally 3 weeks before the meeting. Information regarding the AGM is sent out to all shareholders in writing 2 weeks before the meeting. Details of AGM for the last 3 years are as follows.

<Details Of AGM For The Last 3 Years >

	49th	48th	47th
Notice Date	2017.1.25	2016.1.28	2015.1.29
Meeting Date	2017.3.10	2016.3.11	2015.3.13
Venue	ART Hall, 4th Floor, West Wing, POSCO Center
Time	10:00~11:15 A.M.	10:00~12:00 A.M.	09:00~10:00 A.M.
Attendance	All Members Of The Board Of Directors Attended
Shareholders’ Remarks	4 Shareholders made remarks: 1 seconding the agendas, 1 asking for an explanation on the rumor about the links between former government and CEO, 1 asking for a business plan after reunification of South and North Korea, and 1 asking about the voting procedure.	8 Shareholders made remarks: 6 seconding the agendas, 2 objecting the agendas, 1 asking about the procedure.	4 Shareholders made remarks: 3 seconding the agendas, 1 asking about marketing and IR activities.
Cost	KRW 226 Million	KRW 248 Million	KRW 277 Million

(2) Resolution of AGM and Voting

In the 49th AGM, 56,034 thousand shares were present at the meeting. Among them, 23,993 thousand shares voted by proxy and 31,970 thousand shares held by foreign shareholders voted through standing proxy or depositary bank. The rest 71 thousand shares exercised their voting rights in writing.

Shareholders can exercise voting rights in writing in accordance with the Articles of Incorporation. All shareholders receive the notification of AGM with explanation on agenda items. Shareholders who are unable to participate in the meeting can vote on each agenda item. Cumulative voting is not excluded in accordance with the Articles of Incorporation, and shareholders can exercise shareholder proposal rights.

Voting results of each agenda from the 49th AGM held on March 10, 2017 are as follows.

<Voting Results Of Each Agenda>

Item	Resolution	Agenda		For	Against
1	Ordinary Resolution	Approval of the 49th Fiscal Year Financial Statements		51,537 (92.0)	4,497 (8.0)
2-1-1		Election of Outside Directors	Kim, Shin-Bae	54,846 (97.9)	1,188 (2.1)
2-1-2			Chang, Seung-Wha	40,688 (72.6)	15,346 (27.4)
2-1-3			Chung, Moon-Ki	54,846 (97.9)	1,188 (2.1)
2-2-1	Special Resolution	Election of Audit Committee Members	Chang, Seung-Wha	40,314 (83.2)	8,142 (16.8)
2-2-2			Chung, Moon-Ki	47,244 (97.5)	1,212 (2.5)
2-3-1	Ordinary Resolution	Election of Inside Directors (CEO)	Kwon, Oh-Joon	53,835 (96.1)	2,199 (3.9)
2-3-2		Election of Inside Directors	Oh, In-Hwan	54,428 (97.1)	1,606 (2.9)
2-3-3			Choi, Jeong-Woo	54,200 (96.7)	1,834 (3.3)
2-3-4			Chang, In-Hwa	54,426 (97.1)	1,608 (2.9)
2-3-5			Yu, Seong	54,423 (97.1)	1,611 (2.9)
3		Approval of Limits of Total Remuneration for Directors		49,405 (88.2)	6,629 (11.8)

*	In Thousand Shares with percentage in brackets

(3) Dividend

POSCO can pay out dividends by cash, shares, or any other form of property based on the Articles of Incorporation. In the case of stock dividends, the Company may issue different types of shares to the shareholders by resolution of the AGM.

As part of the efforts to raise shareholders’ value, POSCO modified the Articles of Incorporation in the 48th AGM to permit quarterly cash dividend as of the end of March, June and September through BOD resolution. As a result, POSCO has been paying out quarterly dividend since the 2nd quarter of 2016.

POSCO’s dividend policy is to maintain a long term stable cash dividend. The policy has been sustained in 2015 when the company recorded net loss. The history of dividend payment for the last 5 years is as follows.

<History of The Last 5 Year Dividends>

	2016	2015	2014	2013	2012

Dividend Per Share(KRW)	8,000	8,000	8,000	8,000	8,000

Total Dividend(Billion KRW)	640	640	640	633	618

Consolidated Payout Ratio(%)	46.9	354.3	102.1	46.0	25.1

Dividend Yield Ratio(%)	3.1	4.8	2.9	2.5	2.3

2. Fair Treatment of Shareholders

(1) Issuance of Stocks

As stated in the Articles of Incorporation, POSCO can issue up to 200,000,000 shares. Until now, 96,480,625 common stocks have been issued and 9,293,790 shares have been cancelled. As of June 30, 2017, The outstanding number of common shares issued is 87,186,835. Excluding 7,188,166 treasury shares, number of shares in the market reaches 79,998,669.

(2) IR Activities

POSCO holds quarterly earnings release conference call in January, April, July and October led by CFO. Early each year, CEO Forum is held inviting shareholders to explain the company’s business strategy. After the earnings result announcement, POSCO regularly conducts NDR(Non-Deal Roadshow) to meet with institutional investors in Korea, Asia, U.S. and Europe. Also, it participates in Investor Conferences hosted by Korean and foreign securities companies at least 5 times a year to listen to comments and answer questions of investors.

Especially from 2017, POSCO’s CFO and Head of Finance Dept. attend overseas NDR to share business performance and management strategy with investors and to provide feedback to their interest from the high-level point of view. For institutional investors who would like to visit the company for an investor meeting, the Investor Relations Team runs a system to reserve meetings on the company website. Through the system, more than 300 meetings are held on an annual basis. Moreover, the IR Team carries out various IR activities such as site tour at steelworks and seminars on the steel market for investors and steel analysts.

•	IR inquiries : +82-2-3457-5112

(3) Disclosure of Company Information

POSCO’s company information including IR materials is publicly open to all shareholders on company website and disclosure systems such as DART(http://dart.fss.or.kr) and KIND(http://kind.krx.co.kr). POSCO prepared a separate section on corporate governance on the website, and the URL is as follow.

*	http://www.posco.com/homepage/docs/eng5/jsp/company/posco/s91a1010050c.jsp?mdex=poscoCg4A

Also, POSCO is listed on the NYSE in ADR thereby submitting disclosure materials in English through EDGAR system. All materials prepared for investors such as quarterly earnings result, CEO Forum presentation and annual, semi-annual and quarterly audit reports are uploaded on the company website.

*	http://www.sec.gov/edgar/searchedgar/companysearch.html ▶ Search ‘POSCO’ in company name

(4) Internal Control System

POSCO has established regulations regarding internal control to prevent internal transaction by the management or the controlling shareholder for the purpose of their own interest. The company manages internal accounting management regulations by the BOD resolution. As for the matters that exceed certain amount among the transactions with the company’s majority shareholder(including his affiliated persons) and affiliated persons, it is subject to resolution by the Board. The Inside Trade Committee is in operation to deliberate and vote on large scale internal transactions amounting from 3 to 10 billion KRW. When exceeding 10 billion KRW, the Committee carries out pre-deliberation before the approval of the Board. Internal transactions can be referred to III. Board of Directors – 5. Special Committees of BOD – E. Inside Trade Committee.

III. Board of Directors

1. Function

(1) Responsibilities of the BOD

POSCO Board of Directors is the highest decision-making body to deliberate and resolve important issues including appointment of CEO and establishment of management goals and key business strategies. Responsibilities are stated in Operational Regulation of BOD and Articles of Incorporation 38-1.

Reference : BOD members and Responsibilities

(2) Delegation of the BOD’s Responsibilities

In accordance with the relevant laws and the Articles of Incorporation 38-2 and 45-1, the BOD can delegate its duties to the Special Committees. In the Chapter 4 of Operational Regulations of BOD, procedures of the composition, convocation and notification responsibility and agenda items are stipulated. In the Article 20 of the Articles of Incorporation, issues handled by the committees are clearly stated so that they can resolve the issues delegated by the BOD. However, if it is considered that the BOD is required to deliberate and resolve on specific items approved by the Special Committees, the items can be submitted to the BOD for resolution.

(3) Succession of the Chief Executive Officer

The CEO selection process follows the regulations stated in Article 29 of the Articles of Incorporation. The CEO Candidate Recommendation Committee evaluates qualifications of candidates selected by the BOD. Then, the BOD recommends the final candidate to the AGM. In the meeting, the candidate is appointed as inside director and the Board appoints him as representative director, which ends the succession procedure of the representative director(CEO).

Roles and rights are segregated between the Succession Council and CEO Candidate Recommendation Committee to secure independent and transparent selection process of the representative director(CEO). The Council explores candidates that are qualified to meet the requirements set by the BOD and proposes them to the BOD. The CEO Candidate Recommendation Committee goes through in-depth evaluation on the candidates from a multifaceted perspective.

2. Organization of the BOD and Appointment of Directors

(1) Organization of the BOD

The Board of Directors is consisted of 3 to 12 directors. The number of outside directors should be more than half of the total directors. The Chairman of the BOD is appointed among outside directors. As of now, POSCO BOD is composed of 12 directors that include 7 outside directors(Byong-Won Bahk, Chae-Chol Shin, Myoung-Woo Lee, Joo-Hyun Kim, Shin-Bae Kim, Moon-Ki Chung, Seung-Wha Chang) and 5 inside directors(Oh-Joon Kwon, In-Hwan Oh, Jeong-Woo Chol, In-Hwa Chang, Seong Yu).

(2) Qualifications and Appointment of Directors

POSCO’s Board directors meet the qualifications required by the Commercial Act 382-3 and 542-8-2. Also, when the Director Candidate Recommendation Committee evaluates qualifications of each director, the company’s Articles of Incorporation limit director candidates who have sufficient expertise and experience in the field. Those who are accountable for undermining corporate value or shareholders’ rights cannot be appointed as directors.

Directors are appointed by the General Meeting of Shareholders. Director candidates are recommended by the BOD for inside directors and the Director Candidate Recommendation Committee for outside directors. Shareholders can recommend a director candidate by exercising the right of shareholder proposal based on the regulating laws. The company does not exclude Cumulative voting and announces meeting agendas usually 3 weeks before the General Meeting of Shareholders for shareholders to examine the agendas.

<BOD Members and Responsibilities >

Members

(Outside Directors) Byong-Won Bahk(Chairperson), Chae-Chol Shin, Myoung-Woo Lee, Joo-Hyun Kim,

                                 Shin-Bae Kim, Moon-Ki Chung, Seung-Wha Chang

(Inside Directors) Oh-Joon Kwon, In-Hwan Oh, Jeong-Woo Choi, In-Hwa Chang, Seong Yu

Responsibilities

1.      Issues of the general meeting of shareholders

(1)    Convening of the general meeting of shareholders.

(2)    Approval of Balance sheet, income statement, statement of equity changes, statement of cash flow, statement of appropriation of retained earnings or statement of disposition of deficit, auxiliary statements and consolidated financial statements in every settlement term

(3)    Approval of annual report

(4)    Amendments to the Articles of Incorporation

(5)    Cancellation of Share

(6)    Remuneration, retirement allowance of directors

(7)    Other issues requiring the resolutions of the general meeting of shareholders

2.      Issues of Management

(1)    Creation of business plan and core business strategies (mid and long-term business policy and annual operating objectives, and business rationalization plans, etc.)

(2)    Creation of important CI and modification and amendments (corporate vision, flag, badge, etc.)

(3)    Restructuring plans on a group level

(4)    Business plans and budget for each fiscal year

(5)    Nomination of the Chairman of the Board

(6)    Recommendation of candidates of Inside Directors

(7)    Nomination of the Representative Directors and the Chief Executive Officer among Inside Directors and Assignment of responsibilities of office to Inside Directors

(8)    Approval of management succession and development plan

(9)    Approval of executive evaluation and compensation plan

(10)  Organization and method of operations of the Special Committees under the control of the BOD

(11)  Decision of Support from Expert to Director

(12)  Organization and Operations of the Chief Executive Officer Recommendation Committee

(13)  Following Establishment, Amendment and Repeal of Operational Regulations

A.     Operational regulations for the BOD and Audit Committee

B.     Internal accounting management regulations

3.      Issues of Investment & finance

(1)    New external investments, capital increase and disposal of acquired equities of subsidiary company exceeding 10% of equity.

(2)    Investments within the company (investment project for new establishment and increase more than KRW 100 billion)

(3)    Acquisition or disposal of tangible-intangible assets and important investment assets (more than 10% of equity based on the book value per unit of asset)

(4)    Deficits disposal (exceeding KRW 10 billion)

(5)    Appropriation of retained earnings

(6)    Issuance of new shares

(7)    Dealing with forfeited stock or odd lot

(8)    Cancellation of Share by Gains

(9)    Acquisition or disposal of treasury stocks

(10)  Injection of reserve funds into equity capital

(11)  Issuance of corporate bonds and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bonds with warrant

(14)  Donations (exceeding KRW 1 billion)

4.      Others

(1)    Filing and Settling a lawsuit worth exceeding KRW 10 billion and Settling a lawsuit without limitation of the amount of money(excluding the case with conclusive evidence that guarantee it will not cost exceeding KRW 10 billion)

(2)    Transaction with majority shareholder and a subsidiary as prescribed in Securities Transaction Act

A.     Transactions of which size is more than 1/100 of the total sales or asset volume of the most recent business

B.     Transaction which brings total transaction amount with a subsidiary during the current business year to more than 5/100 of total sales or asset volume of the most recent business year.

(excluding transactions executed within the total amount approved as ordinary transaction arising from business, etc.)

(3)    Transaction with a company in the same group as described in Monopoly Regulation and Fair Trade Act

A.     Transactions extending funds such as advances or loans, etc. (More than KRW 10 billion)

B.     Transactions offering or trading market securities such as stock or corporate bond (More than KRW 10 billion)

C.     Transactions offering or trading assets such as real estate or incorporeal asset (More than KRW 10 billion)

(4)    Appointment of transfer agent

(5)    Matters concerning administrative fees related to the shares of the company

(6)    Establishment, relocation, or closure of branches

(7)    Business between Directors and the company

(8)    Appointment and dismissal of compliance officer, creation and amendment of compliance criteria

(9)    Other matters that is prescribed in the mandatory provisions of applicable laws, regulations or Articles of Incorporation or that, a Director deems, needs a resolution from the BOD

3. Outside Directors

POSCO states in detail the recommendation procedure of outside director candidate in the Operational Regulations for the Director Candidate Recommendation Committee and the Articles of Incorporation for the purpose of fair and transparent outside director appointment. The procedure is as follows.

For the proposal of director candidate, the Outside Director Candidates Advisory Group is run by the resolution of the Director Candidate Recommendation Committee. The Advisory Group searches for candidates who are qualified based on the related laws and highly knowledgeable in the fields of industry, finance, academic, law, accounting and public sectors. It proposes outside director candidates of 3 times the number to be elected to the Director Candidate Recommendation Committee.

The Director Candidate Recommendation Committee determines the final candidates after qualification analysis and proposes them to the AGM. These outside directors are appointed by shareholders’ voting. POSCO’s outside directors who were appointed according to this procedure are as stated below. All outside directors have no interest associated with the company, management and major shareholders.

<Outside Directors>

Name	Recommended by	Roles and Responsibilities	Positions in other institutions
Byong-Won Bahk	Director Candidate Recommendation Committee	Chairperson of the Board Of Directors Member of the Finance and Operation Committee	Chairperson of the Korea Employers Federation
Chae-Chol Shin		Chair of the Evaluation and Compensation Committee Member of the Finance and Operation Committee	—
Myoung-Woo Lee		Chair of the Director Candidate Recommendation Committee Chair of the Finance and Operation Committee	CEO of Dongwon Industries
Joo-Hyun Kim		Chair of the Audit Committee Chair of the Inside Trade Committee Member of the Evaluation and Compensation Committee	President of the Korea Institute of Future, Kookmin University President of Financial Newspaper

Name	Recommended by	Roles and Responsibilities	Positions in other institutions
Shin-Bae Kim		Member of the Director Candidate Recommendation Committee Member of the Evaluation and Compensation Committee	—
Moon-Ki Chung		Member of the Audit Committee Member of the Inside Trade Committee Member of the Evaluation and Compensation Committee	Associate Professor, Department of Business Administration, Sungkyunkwan University

Seung-Wha Chang		Member of the Audit Committee Member of the Inside Trade Committee Member of the Director Candidate Recommendation Committee	ICC(International Court of Arbitration) arbitrator Professor, Department of Law, Seoul National University

POSCO has a department within the company to exclusively support the outside directors’ work in the Board the committees. It provides the directors with materials to be discussed in the BOD and committee meetings in advance so that they can fully go over the matters and surrounding factors. Strategy Session to discuss company’s mid-to-long term strategy and outside director meetings to cover BOD’s operational matters are held on a regular basis to facilitate communication and sharing on important issues of the company. Also, directors have opportunities to visit domestic and overseas sites and be reported on the companies’ performance to better understand the POSCO’s business.

4. Operation of BOD

According to the Operational Regulations of the BOD, POSCO’s Board meetings are divided as regular and provisional ones. Regular meetings convene in January, February, March, May, August, November and December, and provisional meetings are held when there is an urgent agenda. The Board meeting convenes by the Chairman’s call, and each director can request for a meeting when it is necessary. If there is a case when a director is unable to attend a meeting, he can participate in the meeting and the resolution through a remote communication tool and his attendance is counted.

Meeting minutes are recorded and stored. In the minutes, agenda items, development of the issue, meeting result, directors who are opposed to the issue and the reasons are written, on which the attending directors sign and seal. In 2016, a total of 8 meetings including 7 regular and 1 provisional were held. In 2017, 5 meetings were held as of September 2017, and showed 100% attendance.

<Resolutions in 2016>

Date	Agenda	Approved	Myoung- Woo Lee	Chae- Chol Shin	Il-Sup Kim	Woo- Young Sun	Dong- Hyun Ahn	Byong- Won Bahk	Joo- Hyun Kim
1.28	1. Approval of the financial statements for the 48th fiscal year and the convocation schedule for the 48th general meeting of shareholders	Approved	For	For	Against	For	For	For	For
	2. Approval of the investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China	Approved	For	For	For	For	For	For	For
	3. Approval of merger with POSHIMETAL Co., Ltd.	Approved	For	For	For	For	For	For	For
	4. Contribution to K SPORT	Approved	For	For	For	For	For	For	For
2.19	1. Agenda for the 48th general meeting of shareholders	Approved	For	For	For	For	For	For	For
	2. Plan for Small scale merger with POSCO GREEN GAS TECHNOLOGY	Approved	For	For	For	For	For	For	For
	3. Recommendation of candidates for the Inside Director position	Approved	For	For	For	For	For	For	For
3.11	1. Appointment of the chairman of the Board of Directors	Approved	For	For	For	For	For	For	For
	2. Appointment of the special committee members	Modified Approved	For	For	For	For	For	For	For
	3. Approval of designation of Inside Directors	Approved	For	For	For	For	For	For	For
	4. The completion of the small scale merger with POSHIMETAL Co.,Ltd.	Approved	For	For	For	For	For	For	For

Date	Agenda	Approved	Myoung- Woo Lee	Chae- Chol Shin	Il-Sup Kim	Woo- Young Sun	Dong- Hyun Ahn	Byong- Won Bahk	Joo- Hyun Kim
3.24	1. Approval of merger with POSCO GREEN GAS TECHNOLOGY	Approved	For	For	For	For	For	For	For
	2. Plan for the 307th public bond issuance	Approved	For	For	For	For	For	For	For
	3. Appointment of compliance officer	Approved	For	For	For	For	For	For	For
5.13	1. The completion of the small scale merger with POSCO GREEN GAS TECHNOLOGY	Approved	For	For	For	For	For	For	For
	2. FY 2016 Transaction Plans with affiliates	Approved	For	For	For	For	For	For	For
	3. Contribution to POSCO Educational Foundation	Approved	For	For	For	For	For	For	For
8.4	1. Construction of the fifth LNG storage tank	Approved	For	For	For	For	For	For	For
	2. Declaration of second quarter dividend for the fiscal year of 2016	Approved	For	For	For	For	For	For	For
11.4	1. Plan for merger between POSCO Daewoo and the trading business unit from POSCO Processing & Service	Approved	For	For	For	For		For	For
	2. Participation in a bidding process for the share subscription in Eramine SAS	Approved	For	For	For	For		For	For
	3. Disposal of the investment purpose Available for Sale stocks	Approved	For	For	For	For		For	For
	4. Money Market Trust Enrollment	Approved	For	For	For	For		For	For
	5. Declaration of third quarter dividend for the fiscal year of 2016	Approved	For	For	For	For		For	For
	6. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	Approved	For	For	For	For		For	For
	7. Rearrangement of members of Special Committees	Approved	For	For	For	For		For	For
12.9	1. Mid-term Business Strategy and FY2017 Management Plan	Approved	For	For	For	For		For	For
	2. Participating in the Offering for Capital Increase of POSCO ES MATERIALS	Approved	For	For	For	For		For	For
	3. Contribution to Labor Welfare Fund	Approved	For	For	For	For		For	For
	4. Year-end donation for the underprivileged	Approved	For	For	For	For		For	For
	5. Plan for the CEO Candidate Recommendation Committee	Approved	For	For	For	For		For	For

*	Dong-Hyun Ahn resigned on 7th September, 2016.

<Resolutions in 2017>

Date	Agenda	Approved	Byong- Won Bahk	Chae- Chol Shin	Myoung- Woo Lee	Joo- Hyun Kim	Shin- Bae Kim	Moon- Ki Chung	Seung- Wha Chang	Il-Sup Kim	Woo- Young Sun
1.25	1. Approval of the financial statements for the 49th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders	Approved	For	For	For	For				For	For
	2. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)	Approved	For	For	For	For				For	For
2.17	1. Agenda for the 49th General Meeting of Shareholders	Approved	For	For	For	For	For	For	For
	2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	Approved	For	For	For	For	For	For	For
3.10	1. Appointment of the Chairman of the Board of Directors	Approved	For	For	For	For	For	For	For
	2. Appointment of the Special Committee Members	Approved	For	For	For	For	For	For	For
	3. Appointment of the Chief Executive Officer	Approved	For	For	For	For	For	For	For
	4. Designation of Representative Directors and presenting positions to Inside Directors	Approved	For	For	For	For	For	For	For

Date	Agenda	Approved	Byong- Won Bahk	Chae- Chol Shin	Myoung- Woo Lee	Joo- Hyun Kim	Shin- Bae Kim	Moon- Ki Chung	Seung- Wha Chang	Il-Sup Kim	Woo- Young Sun
5.12	1. Disposal of the investment purpose available-for-sale stocks	Approved	For	For	For	For	For	For	For
	2. Dividend policy and declaration of first quarter dividend for the fiscal year of 2017	Modified Approved	For	For	For	For	For	For	For
	3. Disposal of shares of POSCO Thainox	Approved	For	For	For	For	For	For	For
	4. Contribution to POSCO Educational Foundation	Approved	For	For	For	For	For	For	For
	5. FY 2017 Transaction Plans with affiliates	Approved	For	For	For	For	For	For	For
	6. Modification on Directors’ compensation system and performance evaluation	Approved	For	For	For	For	For	For	For
8.1	1. Declaration of the second quarter dividend for the fiscal year of 2017	Approved	For	For	For	For	For	For	For
	2. Improvement of operation of the Board of the Directors	Modified Approved	For	For	For	For	For	For	For
	3. Acquisition of a certain number of a lithium company’s shares	Approved	For	For	For	For	For	For	For

*	Il-Sup Kim and Woo-Young Sun completed their term on 10 March 2017. Shin-Bae Kim, Moon-Ki Chung, and Seung-Wha Chang newly elected on 10 March 2017

5. Special Committees of BOD

(1) Establishment of BOD’s Special Committees

Under the Board of Directors, there are 6 committees including Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance and Operation Committee, Audit Committee, Inside Trade Committee and Executive Management Committee. Except for the Executive Management Committee in charge of evaluation and deliberation of steel investment, all committees are comprised of a majority of outside directors. The members of the Evaluation and Compensation Committee, Audit Committee and Inside Trade Committee are all outside directors to assure independent decision-making process of special committees. Under the Commercial Act, all companies must have Director Candidate Recommendation Committee and Audit Committee. The rest 4 committees were formed autonomously by the Board to enhance expertise, independence and efficiency. Finance and Operation Committee and Audit Committee have at least 1 professional who have been engaged in the industry, accounting or finance. Considering the expertise they have in the fields, change of members during their term is minimized. For more efficient operation of each committee, details of the organization, operation and responsibilities of committees are governed by the Articles of Incorporation and the Operational Regulations of the BOD.

(2) Organization of Committees in BOD and Activities

A. Director Candidate Recommendation Committee

① Members and Responsibilities.

The main role of the Director Candidate Recommendation Committee is to assess the qualifications of candidates and recommend outside director candidates. 3 out of 4 committee members are outside directors to ensure independence. The Outside Director Candidates Advisory Group is run to raise transparency of selection process of outside directors.

The responsibilities and organization of the Director Candidate Recommendation Committee are as follows.

Members	Myoung-Woo Lee(Chair), Shin-Bae Kim, Seung-Wha Chang, Jeong-Woo Choi

Responsibilities

1.      Recommendation for, and evaluation on qualification of, candidates for outside director

2.      Evaluation on qualification of, and pre-deliberation on candidates for inside director

3.      Pre-deliberation on appointment of members of special committees

4.      Pre-deliberation on nomination of the representative directors except for the Chief Executive Officer among inside directors

5.      Other matters necessary for recommendation of outside directors

6.      Other matters resolved by the Board of Directors to be delegated to special committees

② Activities

Date	Agenda	Approved	Dong-Hyun Ahn	Il-Sup Kim	Joo-Hyun Kim

'16. 1.28	Qualification Assessment and Recommendation of Outside Director Candidates	Approved	For	For	For

'16. 2.19	Qualification Assessment of Inside Director Candidates	Pre-deliberated	—	—	—

'16. 3.11	Appointment of Special Committee Members	Pre-deliberated	—	—	—

Date	Agenda	Approved	Chae-Chol Shin	Myoung-Woo Lee	Joo-Hyun Kim

'16. 3.24	Appointment of the Chairman of Director Candidate Recommendation Committee	Approved	For	For	For

'16.11.4	Rearrangement of members of Special Committees	Pre-deliberated	—	—	—

'16.12.9	Plan for Outside Director Candidates Advisory Group	Approved	For	For	For

'17.2.2/2.15/2.17	Qualification Assessment and Recommendation of Outside Director Candidates	Approved	For	For	For

'17. 2.17	Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	Pre-deliberated	—	—	—

'17. 3.10	Appointment of Special Committee Members	Pre-deliberated	—	—	—
	Appointment of the Representative Directors	Pre-deliberated	—	—	—

Date	Agenda	Approved	Myoung-Woo Lee	Shin-Bae Kim	Seung-Wha Chang

'17. 3.10	Appointment of the Chairman of Director Candidate Recommendation Committee	Approved	For	For	For

③ Recommendation of Outside Directors

The Director Candidate Recommendation Committee conducts qualification assessment and recommendation of directors to the AGM according to Article 382-3 and Article 542-8-2 of the Commercial Act and Article 6 of the Operational Regulations of POSCO’s Director Candidate Recommendation Committee.

B. Evaluation and Compensation Committee

① Members and Responsibilities

The Evaluation and compensation Committee assesses the management’s performance, pre-deliberates matters related with compensation, and evaluates business performance. Detailed roles and responsibilities of the committee are stated as below.

Members	Chae-Chol Shin(Chair), Joo-Hyun Kim, Shin-Bae Kim, Moon-Ki Chung

Responsibilities

1. Establishing management succession and development plans

2. Establishing executives evaluation and compensation plan and taking necessary measures to execute such plans

3. Pre-deliberation on remuneration and retirement allowance of directors

② Activities

Date	Agenda	Approved	Woo-Young Sun	Chae-Chol Shin	Myoung-Woo Lee	Byong-Won Bahk

'16. 1.28	Evaluation of the management result for the fiscal year of 2015	Approved	For	For	For	For

Date	Agenda	Approved	Woo-Young Sun	Il-Sup Kim	Byong-Won Bahk	Joo-Hyun Kim

'17. 1.25	Evaluation of the management result for the fiscal year of 2016	Approved	For	For	For	For

'17. 2.17	Amendment of the limit of the total remuneration for the Directors	Pre-deliberated	—	—	—	—

'17. 5.12	Improvement of the executive compensation system and performance evaluation	Pre-deliberated	—	—	—	—

C. Finance and Operation Committee

① Members and Responsibilities

The Finance and Operation Committee supports efficient operation of the Board by pre-deliberating issues such as external investment plan and capital raising plan. Also, the committee deliberates and resolve issues of financing and contribution plan ranging from 0.1 to 1 billion KRW. Detailed roles and responsibilities of the committee are stated as below.

Members	Myoung-Woo Lee(Chair), Chae-Chol Shin, Byong-Won Bahk, In-Hwan Oh, In-Hwa Chang

Responsibilities

1.      Establishing strategy for internal values, and financial well-being

2.      Developing issues to be discussed in the BOD and the Special Committees

3.      Pre-deliberation on amendment or repeal of the operational regulations for the BOD

4.      Pre-deliberation on composition and operation procedures of the BOD or the Special Committees

5.      Pre-deliberation on filing and settling a lawsuit worth over KRW 10 billion and settling a lawsuit without limitation of the amount of money(excluding the case with conclusive evidence that guarantee it will not cost exceeding KRW 10 billion )

6.      Issues of external investment (Non-steel)

A.     Pre-deliberation on new external investments, capital increase and disposition of acquired equities exceeding 10% of equity (excluding deliberation items for the Insider Trading Committee)

B.     Making resolutions on new external investments, capital increase and disposition of acquired equities exceeding KRW 5 billion and less than 10% of equity (excluding deliberation items for the Insider Trading Committee)

7.      Pre-deliberation on donations exceeding KRW 1 billion and resolutions on donations between exceeding KRW 100 million and less than KRW 1 billion (excluding deliberation items for the Insider Trading Committee)

8.      Resolutions on issuance of corporate bonds and important borrowings (including the conversion issue exceeding KRW 100 billion)

9.      Pre-deliberation on issuance of corporate bonds and important borrowings (new long-term borrowings exceeding KRW 100 billion)

10.    Resolutions on offering fixed assets as security

11.    Resolutions on providing subsidiaries or affiliates with the company’s security or guarantee (excluding deliberation items for the Insider Trading Committee.)

12.    Pre-deliberation on investment over KRW 10 billion among deliberation items for the Insider Trading Committee)

② Activities

Date	Agenda	Approved	Myoung-Woo Lee	Dong-Hyun Ahn	Byong-Won Bahk
'16. 1.28	Contribution to K SPORT	Pre-deliberated	—	—	—
	Improvement of corporate governance structure	Pre-deliberated	—	—	—
	Plan for extension of payment guarantee for Zhangjiagang Pohang Stainless Steel Co., Ltd.	Approved	For	For	For

Date	Agenda	Approved	Dong-Hyun Ahn	Chae-Chol Shin	Byong-Won Bahk

'16.3.24	Plan for the 307th public bond issuance	Pre-deliberated	—	—	—
'16.5.13	Plan for extension of payment guarantee for P-Mexico	Approved	For	For	For
	Contribution to Korea Society Foundation	Approved	For	For	For
	Investment in kind for Pohang city offshore structure construction Approved	Approved	For	For	For
'16.8.4	construction of the 5th LNG storage tank	Pre-deliberated	—	—	—
'16.11.4	Participation in a bidding process for the share subscription in Eramine SAS	Pre-deliberated		—	—
	Disposal of the investment purpose Available for Sale stocks	Pre-deliberated		—	—
	Money Market Trust Enrollment	Pre-deliberated		—	—
	Land donation for Kyeongbuk Science High School	Approved		For	For

*	Dong-Hyun Ahn resigned on 7th September, 2016.

Date	Agenda	Approved	Byong-Won Bahk	Chae-Chol Shin	Myoung-Woo Lee
'16.12.9	Participating in the Offering for Capital Increase of POSCO ES MATERIALS	Pre-deliberated	—	—	—
	Year-end donation for the underprivileged	Pre-deliberated	—	—	—
	Approval of Short-Term Credit Line Limit in 2017	Approved	For	For	For
	Approval of guarantee for POSCO Asia	Approved	For	For	For
'17.5.12	disposal of available-for-sale securities	Pre-deliberated	—	—	—
	Plans for extension of NMC payment guarantee	Approved	For	For	For
	Plans for extension of POSUK loan guarantee	Approved	For	For	For
'17.8.1	Improvements of BOD operation	Pre-deliberated	—	—	—
	Acquisitions of lithium company allotment	Pre-deliberated	—	—	—

D. Audit Committee

Information regarding the Audit Committee can be referred to IV. Audit Organization.

E. Inside Trade Committee

① Members and Responsibilities

The Inside Trade Committee pre-deliberates and resolve issues of internal transactions in accordance with laws on monopoly regulation and fair trading to raise transparency of business management. Detailed roles and responsibilities of the committee are stated as below.

Members	Joo-Hyun Kim(Chair), Moon-Ki Chung, Seung-Wha Chang

Responsibilities

1.      Internal transactions in accordance with the Monopoly Regulation and Fair Trade Act(Internal transactions mean transactions of capital, securities and assets with a person who has special relations with the company)

A.     Review of issues and improvement measures related to internal transactions

B.     Preliminary deliberation of internal transactions (more than KRW 10 billion in transaction amount)

C.     Resolutions on internal transactions (between exceeding KRW 3 billion and KRW 10 billion and less in transaction amount)

② Activities

Date	Agenda	Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
'16.1.27	Review of the operation of the Fair Trading Compliance Program	Report	—	—	—
'16.5.13	Mid/long-term development plan for POSCO Educational Foundation	Report	—	—	—
	Contribution to POSCO Educational Foundation	Pre-deliberated	—	—	—
'16.8.1	Review of operation of the Fair Trading Compliance Program for the first half of 2016	Report	—	—	—
'16.11.3	Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	Pre-deliberated	—	—	—
	Carbon emission trading with POSCO Chemtech	Approved	For	For	For
'16.12.8	Participating in the Offering for Capital Increase of POSCO ES MATERIALS	Pre-deliberated	—	—	—
	Contribution to Labor Welfare Fund	Pre-deliberated	—	—	—
'17.1.24	Review of and Plan for the operation of the Fair Trading Program	Report	—	—	Absent
'17.2.16	Change in Director for voluntary compliance of Fair Trade	Approved	For	For	For

Date	Agenda	Approved	Joo-Hyun Kim	Moon-Ki Chung	Seung-Wha Chang
'17.5.8	Contribution to POSCO Educational Foundation	Pre-deliberated	—	—	—
'17.7.26	Review of operation of the Fair Trading Compliance Program for the first half of 2017	Report	—	—	—

F. Executive Management Committee

① Members and Responsibilities

The Executive Management Committee is in charge of deliberating and voting on important investment proposals among the management and financial issues. Detailed role of the committee is stated below.

Members	Oh-Joon Kwon(Chair), In-Hwan Oh, Jeong-Woo Choi, In-Hwa Chang, Seong Yu

Responsibilities

1.      Issues concerning Management

(1)    Important matters in the class of employee’s positions, Human Resources development and adjustment

(2)    Important changes in terms of working condition and welfare

(3)    Plans to newly establish endowed chair-professor

(4)    Housing policy making (standards to support housing loans, basic plans to build housing)

(5)    Closing the list of shareholders

2.      Issues concerning Finance

(1)    Pre-deliberation on internal investments

•    Investment for new establishment and increase project more than KRW 100 billion

(2)    Approval of Internal Investment Plans

•    Project investments of more than KRW 100 billion excluding Investment for new establishment and increase projects

•    Investment project between exceeding KRW 10 billion and KRW 100 billion and less

•    Investment for new establishment and increase project less than KRW 10 billion

•    Maintenance investment of exceeding KRW 10 billion

•    Ordinary investment of exceeding KRW 5 billion

(3)    Pre-deliberation on new external investments, capital increase, and disposition of acquired equities of exceeding 10% of equity in steel sector (excluding deliberation items for the Insider Trading Committee)

(4)    Approval of new external investment, capital increase, and disposition of acquired equities exceeding KRW 5 billion and less than 10% of equity in steel sector (excluding deliberation items for the Insider Trading Committee)

(5)    Acquisition or disposal of tangible-intangible assets and important investment assets exceeding KRW 5 billion and less than 10% of equity (Based on the book value per unit of asset, excluding deliberation items for the Insider Trading Committee)

(6)    Approval of deficits disposal between exceeding KRW 500 million and less than KRW 10 billion

(7)    Approval of technology adoption and technology sales contract exceeding USD 1 million

(8)    To pre-deliberate on internal transaction for investments in metal area (new investment, capital increase and disposition of acquired equities exceeding KRW 10 billion)

3.      Other matters submitted by the Chair of the committee or each individual member

② Activities

Session	Date	Agenda	Approved
2016-1	1.19	The investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China	Pre-deliberated
		Technology license sales to Chongching Iron and Steel Company	Approved
		Increase capacity of P-America for P-AAPC	Approved
		Establishment of Pilot Plant Laboratory at Songdo	Approved
		Disposal of treasury stocks as Employee Award	Approved
2016-2	2. 2	R&C investment for establishment of PosLX Demo Plant	Approved
2016-3	3.15	Enhancement of HR facilities in Pohang Works	Approved
2016-4	4.19	Improvement of hot metal pretreatment station at Gwangyang Works	Approved
		Replacement of deteriorated 154kv switchgear at Pohang factory	Approved
		Disposal of treasury stocks as Employee Award	Approved
2016-5	5.17	Closure of the shareholders’ register for 2016 second quarter dividends	Approved
2016-6	6.21	Replacement of blast facilities for #3, #4 furnaces in Pohang Works	Approved
		Improvement of sintering cooling and improvement of waste heat energy recovery for facilities #1~#4 in Gwangyang Works	Approved
		Replacement of HCGL facilities in Gwangyang Works	Approved
2016-7	7.19	Replacement of facilities of the steel mill #1 in Gwangyang Works	Approved
		Replacement of EIC facilities of the continuous casting facility #1 in Gwangyang Works	Approved
		Disposal of treasury stocks as Employee Award	Approved
2016-8	8.23	Injection of additional capital for CSP upstream joint investment business in Brazil	Approved
		Closure of the shareholders’ register for 2016 third quarter dividends	Approved
2016-9	9.20	Replacement of old facilities of the steel mill #2 in Gwangyang Works	Approved
		Phase 1 Sale of production facility of automotive steel sheets	Approved
2016-10	10.19	Plan for Technology license sales to PT.Krakatau Steel	Approved
		Disposal of treasury stocks as Employee Award	Approved
		Modification of investment plan for the site building for the facility expansion in Gwangyang	Approved
2016-11	11.15	Expansion of manufacturing ranges of high-strength thin sheets in Pohang Plate Mill	Approved
		Establishment of Smart Data Centers in Pohang Works and Gwangyang Works	Approved
		Establishment of standard model for STS Production Mills	Approved

2016-12	12.20	Sale of Seoul Sanglok Tower	Approved
		Land purchase and investment in wide-width rolling mills for Mg sheets	Approved
		Replacement of #2 Converter in Gwangyang #1 Steelmaking Plant	Approved
		Enhancement of #4 CGL in Gwangyang Works	Approved
		Renovation of COG Booster in Pohang Works	Approved
2017-1	1.23	Sale of shares in Dongkuk Industries	Approved
		Disposal of treasury stocks as Employee Award	Approved
		Improvement of waste heat energy recovery for sintering cooling facility #3 in Pohang Works	Approved
		Improvement of Converter flue gas processing facility in #1 Steelmaking Plant in Gwangyang Works	Approved
2017-2	3.16	Closure of the shareholders’ registry for dividends for the first quarter of 2017	Approved
2017-3	3.21	Phase 2 Sale of automotive steel processing facility	Approved
2017-4	4.18	Disposal of treasury stocks as Employee Award	Approved
		Rationalization of FINEX #2 in Pohang Works	Approved
2017-5	5.10	Disposal of shares of POSCO Thainox	Pre-deliberated
2017-6	5.29	Implementation of a slab scarfing machine in #3 steel casting line in Pohang Works	Approved
		Stabilizing the structures of #5 coke manufacturing factory in Gwangyang Works	Approved
		Implementation of the enterprise system for processing companies	Approved
		Closure of the shareholders’ registry for dividends for the second quarter of 2017	Approved
2017-7	6.20	R&D investment of the powder inserting process for a convertor	Approved
		Maintenance of a hot stove facility of #2 furnace in Pohang Works	Approved
		Replacement of deteriorated facilities of #1 continuous annealing line in #4 cold roll factory in Gwangyang Works	Approved
		Rationalization of a LNG power generator in Gwangyang Works	Approved
2017-8	7.18	Disposal of treasury stocks for the employee awards	Approved
		Carbon emissions trading.	Approved
2017-9	8.23	Closure of the shareholders’ registry for dividends for the third quarter of 2017	Approved
		Amendment of investment plan PosLX Plant	Approved
		Disposal of disused facilities in Fe Powder factory	Approved
2017-10	9.19	Quality improvement for Wire Rod factory in Pohang Works	Approved

6. Evaluation and Compensation

POSCO adopted the BOD Evaluation System in 2010 to search the areas to be improved and raise external trust on corporate governance. The BOD evaluation is conducted led by the Evaluation and Compensation Committee in February every year and the outcome is reported to the Board. The evaluation method is that all the directors answer the survey, both quantitative and qualitative, prepared for their committees. It includes a holistic evaluation on the role, structure, operation and related systems of the BOD. The result is used to upgrade operations of the Board through reporting and discussions. The compensation for directors is decided in consideration of their work load, other companies’ cases and social perception in a comprehensive way.

IV. Audit Organization

1. Internal Audit Organization

(1) Audit Committee

① Functions

The Audit Committee monitors the company’s accounting results and deliberates and resolves matters delegated by the BOD independently from the management and controlling shareholder. The committee oversees directors and the management if they fulfill their responsibilities with due care based on objective standards, the Operational Regulations of the Audit Committee, to support them make the right decision in business management. Resolutions made by the Audit Committee are as follows.

1. Set up the committee’s work plan

2. Matters delegated by the Board(representative director)

3. Request for holding a provisional shareholders’ meeting

4. Consulting of external experts

5. Audit on legitimacy of the management’s work

6. Review on soundness and validity of the company’s financial activity and legitimacy of financial reporting

7. Review on accounting standards of materiality and revision of accounting estimation result

8. Evaluate on the operation of internal accounting management system

9. Evaluate on the internal control system

10. Propose a motion on appointment of the head of internal audit department

11. Preapprove appointment, compensation and non-audit service contract of external auditor

12. Evaluate on auditing activities of external auditor

13. Report annual auditing plan and result of internal audit department

14. Report evaluation result on compliance with the Code of Conduct of employees

15. Report of external auditor on irregularities or any violations of the laws and the Articles of Incorporation by a director

16. Report of external auditor on the company’s violation of accounting standards

17. Other matters considered by each member to be resolved

② Organization

POSCO’s Audit Committee has at least 3 outside directors according to Article 48 of the Articles of Incorporation and the Operational Regulations of the Audit Committee. Committee members are appointed and dismissed by the AGM. At least 1 member is an accounting or financial expert as governed by the related laws. POSCO assures that the Audit Committee can maintain its independence and objectivity from the Board and management in conducting audit functions. Below chart shows the members of the current Audit Committee and information about independence of the committee.

<Audit Committee Members>

Name	Currently holding a position in other institutions as
Joo-Hyun Kim (Chair)	President, Financial Newspaper
Moon-Ki Chung	Associate Professor, Department of Business Administration, Sungkyunkwan University
Seung-Wha Chang	Professor, Department of Law, Seoul National University

*	All members are outside directors.

<Checklist For Independence of Audit Committee>

Item	Yes or No	Relevant Regulation
Consists of more than 3 directors	Yes	Article 415-2-2, Korean Commercial Act
2/3 of total number of members or more are Outside directors	Yes
At least 1 or more of members are accounting or finance experts	Yes	Article 542-11-2 Korean Commercial Act
The chair of the committee is an outside director	Yes
All qualified with other items described in the relevant regulation	Yes	Article 542-11-3 Korean Commercial Act

③ Activity

Date	Agenda		Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
'16.1.27	Resolution	Assessment of the Audit Committee	Approved	For	For	For
	Report	Assessment of the operations of the internal accounting control system for the fiscal year of 2015	—	—	—	—
		Reporting the consolidated internal control system for the fiscal year of 2015	—	—	—	—
		Review of operation regulations amendment	—	—	—	—
		The result of internal audit for the fiscal year of 2015 and audit plans for the fiscal year of 2016	—	—	—	—
'16.2.19	Resolution	Assessment of the operations of the internal accounting control system for the fiscal year of 2015	Approved	For	For	For
		Internal audit result for the fiscal year of 2015 (Consolidated)	Approved	For	For	For
	Report	External audit result for the fiscal year of 2015 (Consolidated)	—	—	—	—
'16.3.24	Resolution	Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved	For	For	For
'16.4.25	Resolution	Audit report on Form 20-F for the fiscal year 2015	Approved	For	For	For
'16.5.13	Report	Internal audit result on the Consolidated Financial Statements for the first quarter of 2016	—	—	—	—
		External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2016 and Audit result of Form 20-F for the fiscal year 2015	—	—	—	—
		The result of internal audit for the first quarter of 2016 and audit plans for the second quarter of 2016	—	—	—	—

Date	Agenda		Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
'16.8.1	Report	Internal audit result on the Consolidated Financial Statements for the first half of 2016	—	—	—	—
		External auditors’ review result on the Consolidated Financial Statements for the first half of 2016	—	—	—	—
		The result of internal audit for the second quarter of 2016 and audit plans for the third quarter of 2016	—	—	—	—
		Plan for election of external auditors for POSCO Group in 2017	—	—	—	—
		The result of prior approval of audit services of PT.KP and PT.KPCC	—	—	—	—
'16.11.3	Report	Internal audit result on the Consolidated Financial Statements for the third quarter of 2016	—	—	—	—
		External auditors’ review result on the Consolidated Financial Statements for the third quarter of 2016	—	—	—	—
		The result of internal audit for the third quarter of 2016 and audit plans for the fourth quarter of 2016	—	—	—	—
'16.12.8	Report	Assessment of the operations of the external auditors in the fiscal year of 2016	—	—	—	—
		Assessment of directors’ and employees’ observance of ethics in the fiscal year of 2016	—	—	—	—

Date	Agenda		Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
'17.1.24	Resolution	Pre-approval of audit and non-audit services for POSCO P&S	Approved	For	For	For
		Assessment of the Audit Committee	Approved	For	For	For
	Report	Report on the operation of the internal accounting control system for the fiscal year of 2016	—	—	—	—
		The result of internal audit for the fiscal year of 2016 and audit plans for the fiscal year of 2017	—	—	—	—
'17.2.16	Resolution	Approval of designation of the director for the internal audit department	Approved	For	For	For
		Internal audit result for the fiscal year of 2016	Approved	For	For	For
		Assessment of the operation of the internal accounting control system for the fiscal year of 2016	Approved	For	For	For
		Approval of the appointment of the external auditor	Approved	For	For	For
	Report	External audit result for the fiscal year of 2016	—	—	—

Date	Agenda		Approved	Joo-Hyun Kim	Moon-Ki Chung	Seung-Wha Chang
'17.3.29	Resolution	Appointment of the Chairman of the Audit Committee	Approved	For	For	For
		Approval of audit and non-audit services for POSCO and its subsidiaries	Approved	For	For	For
	Report	Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016	—	—	—	—

Date	Agenda		Approved	Il-Sup Kim	Woo-Young Sun	Joo-Hyun Kim
'17.4.25	Resolution	Audit report on Form 20-F for the fiscal year 2016	Approved	For	For	For
	Report	Report on the result of operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016	—	—	—	—

'17.5.8	Report	External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2017	—	—	—	—

'17.7.26	Report	Internal audit result on the Consolidated Financial Statements for the first half of 2017	—	—	—	—
		External auditors’ review result on the Consolidated Financial Statements for the first half of 2017	—	—	—	—
		The result of internal audit for the first half of 2017 and audit plans for the second half of 2017	—	—	—	—

(2) Compliance Officer and Supporting Office

POSCO appoints a compliance officer to help abide by laws and regulations. The officer monitors if the management and employees comply with rules and regulations and fulfill their roles and report the monitoring results to the Board.

<Compliance Officer>

Name	Gender	Date of Birth	Position	Work Experience	Term of Office
Hyung-Il Won	Male	1968. 11.	Senior Vice President	- Dae-Il Law Firm - Seoul Central District Court	2016. 3. 24 ~ 2019.3.23

Moreover, the company has Corporate Audit Office as an internal auditing body to efficiently support the work of the Audit Committee. The department has 1 executive member, 47 certified accountants and professionals in business management. It conducts auditing on companies based on the annual auditing plan and the result is reported to the Audit Committee on a regular basis.

2. External Auditor

The Audit Committee directly assesses and appoints external auditors to strengthen independence and fairness of appointment procedure. As a listed company, POSCO appoints the same external auditor for 3 fiscal years in compliance with the Article 4-2 of relevant law regarding external auditing. POSCO’s Audit Committee appointed KPMG as external auditor for 3 consecutive years from 2017 to 2019.

According to the Audit Committee’s operational regulations, external auditor directly reports to the Audit Committee regarding any irregularities of directors, violation of laws, Articles of Incorporation and accounting standards. Also, the Audit Committee evaluates auditing activities of the external auditor. POSCO’s external auditor KPMG reported the 49th external auditing results in the 2nd Audit Committee on February 16, 2017. In the 4th Audit Committee held on April 25, 2017, the auditor reported SEC 20-F Filing result for fiscal year 2016. It reported external review result on consolidated financial statements of 1st quarter 2017 in the 5th Audit Committee on May 8, 2017. In the 6th Committee on July 26, 2017, external auditing result on 2017 1st half consolidated financial statements was reported.

V. Fulfillment of Social Responsibility

(1) Sustainable Management Policy

POSCO defines sustainability as ‘Better business performance based on environmental and social responsibilities.’ To this end, POSCO’s management direction is aimed at conducting responsible business activities based on trust with stakeholders and providing sustainable solutions for customers and the society.

Building Trust with Stakeholders

POSCO’s sustainability can be achieved when building a long term relationship with stakeholders including society, investors, partners, customers and employees. Steel Business Division, Technology and Investment Division, Management Support Division, and Steel Production Division continuously communicate with internal and external stakeholders to raise value for them.

Responsible Management

As a part of the society, POSCO is making greatest efforts towards a responsible business management. In this regard, POSCO’s internal sustainability policies including the Code of Conduct, Safety and Health Policy and Human Rights Policy are strictly observed and devised to be in line with the global standards. POSCO upholds and supports the global norms of sustainable business management ranging from the UN Global Compact and the OECD Guidelines for Multinational Enterprises to ISO 26000. Also, the company strongly forbids child labor and forced labor in its domestic and overseas operation sites in compliance with the international standards and ethical guidelines. It advocates international standards related to human rights including the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights.

Sustainable Solution

POSCO continues to develop products through innovation so as to enhance customer value. Since 2016, the company has pursued solution marketing to raise core competitiveness. In 2017, it will do its utmost to secure global competitive edge and grow together with customers in a sustainable way. Furthermore, it is making efforts continuously to research and develop environment-friendly and highly energy-efficient technologies and contributes to the world’s sustainable development.

(2) Definition of Stakeholder and Principles of Participation

POSCO seeks to gain trust from each stakeholder of 6 categories that include the society, partners, shareholders and investors, customers, employees and environment. Besides having interviews with stakeholders and communicating through different channels, the company listens to voices from experts of various areas such as socially responsible investors, NGO’s, rating agencies on sustainable management and the academia to reflect their opinions in the POSCO Report. In 2016, it had interviews with investors, CSR rating agencies, the academic circle and NGO’s. An individual interview was carried out with each stakeholder under the verification process of Samil PWC. The interview results are contained in the POSCO Report.

(3) Sustainability Report (Publication of POSCO Report)

Since 2004, POSCO has published Sustainability Report, which was integrated with Annual Report in 2011. In 2014, Sustainability Report and Carbon Report were combined as ‘POSCO Report.’ The Report is prepared by referring to the GRI Standard, 10 Principles of the UN Global Compact and the UN SDGs based on the company’s own process. A third-party institution verifies the preparation process and data for the credibility of the Report. In 2016, Samil PwC reviewed the contents of the Report. ISAE3000 and AA1000AS Type II were applied as the verification standards. For detailed information, POSCO Report can be found on the company website following the URL below.

*	http://www.posco.co.kr/homepage/docs/eng5/jsp/sustain/customer/s91d7000020l.jsp?mdex=posco116A